Cardinal Gas Storage
Partners, LLC and
Subsidiaries
Consolidated Financial Statements
December 31, 2012 (unaudited), 2011 and
2010 (report not required)

Cardinal Gas Storage Partners LLC and Subsidiaries
Index
December 31, 2012 (unaudited, 2011 and 2010 (report not required)

Page(s)
Report of Independent Auditors                                        1
Consolidated Financial Statements
Statements of Financial Position                                         2
Statements of Operations                                            3
Statements of Members' Capital                                            4
Statements of Cash Flows                                            5
Notes to Financial Statements                                         6-17

Report of Independent Auditors
To Members of
Cardinal Gas Storage Partners, LLC

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of changes of member's capital and of cash flows present fairly, in all material respects, the financial position of Cardinal Gas Storage Partners LLC and its subsidiaries (the “Company”) at December 31, 2011, and the results of their operations and their cash flows for the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/PricewaterhouseCoopers LLP
April 24, 2012

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

Cardinal Gas Storage Partners, LLC and Subsidiaries
Consolidated Statements of Financial Position
December 31, 2012 (unaudited) and 2011

(in thousands of dollars)	2012	2011
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$4,128	$1,476
Restricted cash	12,764	10,738
Accounts receivable, net	1,451	6,967
Value of derivative instruments, current	272	—
Prepaid expenses and other current assets	327	403
Total current assets	18,942	19,584
Property, plant and equipment, net	657,529	522,326
Debt issuance costs, net	9,904	6,472
Value of derivative instruments	2,043	1,202
Intangible assets, net	6,349	9,636
Other assets	—	2,155
Total assets	$694,767	$561,375
Liabilities and Member's Capital
Current liabilities
Accounts payable and accrued liabilities	$21,887	$13,604
Deferred revenue	—	17
Current portion of long term debt	4,801	1,850
Value of derivative instruments, current	685	—
Total current liabilities	27,373	15,471
Value of derivative instruments	18	905
Long term debt	210,079	122,064
Total liabilities	237,470	138,440
Commitments and contingencies (Note 5)
Member's capital	457,297	422,935
Total liabilities and member's capital	$694,767	$561,375

The accompanying notes are an integral part of these consolidated financial statements.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2012 (unaudited), 2011 and 2010 (report not required)

(in thousands of dollars)	2012	2011	2010
	(unaudited)		(report not required)
Revenues
Firm capacity revenues	$29,962	$17,366	$3,005
Hub services revenues	905	932	588
Fuel charges	628	830	500
Professional service fees	504	343	658
Total revenues	31,999	19,471	4,751
Expenses
Operating expenses	8,701	6,828	3,159
Depreciation and amortization	14,346	11,175	3,857
General and administrative	3,634	4,884	3,227
Impairment loss due to goodwill	580	—	—
Loss on abandoned project	1,259	—	—
Loss (gain) on natural gas sold	(211)	64	91
Total expenses	28,309	22,951	10,334
Gain (loss) from operations	3,690	(3,480)	(5,583)
Other expenses (income)
Loss on derivative instruments	(4,735)	(4,382)	(8,007)
Gain on sale of investment	1	91	—
Interest income	3	49	5
Interest expense	(4,910)	(3,812)	(1,565)
Total other income (expense)	(9,641)	(8,054)	(9,567)
Net loss	$(5,951)	$(11,534)	$(15,150)

The accompanying notes are an integral part of these consolidated financial statements.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Consolidated Statements of Members' Capital
Years Ended December 31, 2012 (unaudited), 2011 and 2010 (report not required)

(in thousands of dollars)	ECP	Redbird	Total

Member's capital at December 31, 2009	$125,035	$(10,970)	$114,065
Contributions	89,272	19,253	108,525
Distributions	—	(6,625)	(6,625)
Net loss	(11,093)	(4,057)	(15,150)
Member's capital at December 31, 2010 (report not required)	$203,214	$(2,399)	$200,815

Contributions	142,142	95,083	237,225
Distributions	(2,140)	(1,431)	(3,571)
Net loss	(6,813)	(4,721)	(11,534)
Member's capital at December 31, 2011	336,403	86,532	422,935
Contributions	27,299	30,280	57,579
Distributions	(9,076)	(8,190)	(17,266)
Net loss	(2,820)	(3,131)	(5,951)
Member's capital at December 31, 2012 (unaudited)	$351,806	$105,491	$457,297

The accompanying notes are an integral part of these consolidated financial statements.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2012 (unaudited), 2011 and 2010 (report not required)

(in thousands of dollars)	2012	2011	2010
	(unaudited)		(report not required)
Cash flows from operating activities
Net loss	$(5,951)	$(11,534)	$(15,150)
Adjustments to reconcile net loss to net cash provided by
(used in) operating activities
Loss on derivative instruments	4,735	4,382	8,007
Depreciation and amortization expense	14,346	11,175	3,857
Amortization of debt issuance cost	555	542	542
Goodwill impairment	580	—	—
Loss on abandoned project	1,259	—	—
Provision for (recovery of) doubtful accounts	(16)	13	(33)
Changes in current assets and liabilities
Accounts receivable	5,532	(1,784)	522
Prepaid expenses and other current assets	76	(325)	107
Payable to affiliates	—	(144)	(913)
Accounts payable and accrued liabilities	8,283	(5,632)	(5,962)
Deferred revenue	(17)	17	—
Goodwill	316	—	—
Net cash provided by (used in) operating activities	29,698	(3,290)	(9,023)
Cash flows from investing activities
Settlement of derivative instrument	(2,459)	(5,618)	—
Derivative instrument	(3,591)	—	(10,235)
Acquisition of a business	—	(147,817)	—
Capital expenditures	(145,178)	(91,602)	(77,175)
Restricted cash	(2,026)	(10,738)	—
Net cash used in investing activities	(153,254)	(255,775)	(87,410)
Cash flows from financing activities
Proceeds from long term debt	102,695	25,802	—
Repayment of debt	(11,729)	—	—
Cash paid for financing costs	(5,071)	—	(4,970)
Contributions from members	57,579	237,225	108,525
Distributions to members	(17,266)	(3,571)	(6,625)
Net cash provided by financing activities	126,208	259,456	96,930
Net increase in cash and cash equivalents	2,652	391	497
Cash and cash equivalents
Beginning of year	1,476	1,085	588
End of year	$4,128	$1,476	$1,085
Supplemental disclosure
Cash paid for interest, net of capitalized interest	$3,976	$3,664	$3,374
Noncash investing activities
Capital expenditures included in accounts payable and accrued liabilities	18,866	4,477	7,780
The accompanying notes are an integral part of these consolidated financial statements.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2012 (unaudited), 2011 and 2010 (report not required)

1.	Business Description, Formation of Company and Acquisitions

Cardinal Gas Storage Partners LLC (the “Company”) was formed on May 1, 2008, as a Delaware limited liability company with Energy Capital Partners (ECP) and Martin Resource Management Corporation (“MRMC”) as the two members. In April 2011, Redbird Gas Storage LLC (“Redbird”) was formed as a joint venture between MRMC and Martin Midstream Partners (“MMLP”). In October 2012, MMLP acquired the MRMC interest in Redbird. As a result of this transaction, Redbird is now a wholly-owned subsidiary of MMLP. As of December 31, 2012, ECP had a 59.27% ownership and Redbird had a 40.73% ownership in the Company.
The Company focuses on the development, construction, operation, and management of natural gas storage facilities. The Company also provides natural gas storage consulting services.
The Company has two natural gas storage facilities in operation with an additional two facilities in development. Arcadia Gas Storage LLC (“Arcadia”), located in Bienville Parish, Louisiana is in service with approximately 8 bcf of working gas storage capacity. Monroe Gas Storage LLC (“Monroe”), located in Monroe County, Mississippi, is in operation with a current working gas capacity of approximately 9 bcf. Cadeville Gas Storage LLC (“Cadeville”), located in Ouachita Parish, Louisiana and Perryville Gas Storage LLC (“Perryville”), located in Franklin Parish, Louisiana are under development and expected to be in service in 2013. These facilities are being developed to provide producers, end users, local distribution companies, pipelines and energy marketers with high deliverability storage services and hub services.
The Company maintains two classes of member units, Category A units and Category B units. Category B Unit holders do not receive loss allocations; however, they do participate in income resulting from certain triggering events, including the sale of assets or the sale of the Company. The Board approved for 7% to be allocated to Category B Unit holders; however, due to a departed employee during 2012, only 6.65% is held by Category B Unit holders as of December 31, 2012. Income is allocated first to Category A members until certain conditions are met; thereafter, 93.35% and 6.65% to Category A and Category B members, respectively.
Under the LLC agreement, each member appoints two managers to the board. If either member fails to hold a 30%-interest in the Company, one manager position would be transferred to the other member.
The wholly owned subsidiaries of the Company are Arcadia Gas Storage Holding LLC, Cadeville Gas Storage Holding LLC, Perryville Gas Storage Holding LLC, MGS Holding LLC, and Cardinal Gas Consulting LLC.

2.	Acquisition

On May 31, 2011, the Company acquired 100% of the equity interests of Monroe for an aggregate purchase price of $147.8 million in cash.
The fair value of assets acquired and liabilities assumed is as follows:

Current assets	$5,075
Fixed assets	135,135
Intangible assets	12,968
Goodwill	316
Total assets acquired	153,494
Total liabilities assumed	(5,677)
Net assets acquired	$147,817
In April 2012, the Company received $5.5 million, less a $0.5 million working capital adjustment, from the Acquisition Indemnification Holdback Escrow account as a result of an indemnity claim for approximately 2.5 bcf of lease pad gas that was not recoverable from the reservoir. This net receipt of $5.0 million is reflected as a receivable on the consolidated statements of financial position as of December 31, 2011.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2012 (unaudited), 2011 and 2010 (report not required)

3.	Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements and the accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include the accounts of the Company and the subsidiaries on a consolidated basis. All intercompany transactions have been eliminated.
Management's Estimates and Assumptions
The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates.
Cash and Cash Equivalents
The Company considers cash and highly liquid investments with a maturity of three months or less, at the time of purchase, to be cash equivalents.
Restricted Cash
At December 31, 2012 and 2011, the Company held $12.8 and $10.7 million in restricted cash, respectively. As of December 31, 2012 and 2011, respectively, $3.6 million and $6.9 million of this balance was restricted under the terms of the loan agreement for the primary purpose of making future principal reduction payments, $6.4 million and $1.1 million was restricted for the purpose of funding development costs, and $2.8 million and $2.7 million was restricted for member distribution under the terms of the partnership agreement that was distributed to the members on January 25, 2013 and 2012, respectively.
Accounts Receivable and Bad Debt
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. As of December 31, 2012 and 2011, management considered $0.02 million and $0.03 million to be uncollectible, respectively, and, accordingly, established an allowance for doubtful accounts.
Inventory
Inventory consists of natural gas received as a result of fuel revenue and certain balancing agreements and is stated at the lower of weighted average cost or market. The Company held no inventory as of December 31, 2012. The inventory balance as of December 31, 2011 is reflected within other current assets on the statement of financial position.
Revenue Recognition
The Company provides various types of natural gas storage services to customers. Revenues from these services are classified as firm capacity revenue, hub services revenue, and fuel charges. In addition, the Company provides consulting services for natural gas storage projects. Revenues from these consulting services are classified as professional service fees.
Firm capacity revenues consist of (i) firm storage reservation revenues - contractually obligated monthly capacity reservation fee. These fees are paid to the Company and recognized in revenue over the term of the contract regardless of the actual storage capacity utilized. (ii) Firm storage cycling revenues for the use of injection and withdrawal services based on the volume of natural gas nominated for injection and/or withdrawal. These fees are recognized in revenue in the period the volumes are nominated.
Hub service revenue consist of fees from (i) “interruptible” storage services pursuant to which customers receive only limited assurance regarding the availability of capacity in the Company's storage facilities and pay fees based on actual utilization of assets, (ii) “park and loan” services and (iii) “wheeling and balancing” services pursuant to which customers pay fees for the right to move a volume of gas through our facilities from an interconnection point to another and true up their deliveries of gas to, or takeaways of gas from, our facilities. A portion of our revenues related to these activities may include fuel collections.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2012 (unaudited), 2011 and 2010 (report not required)

Fuel charges consist of the small portion of a customer's natural gas nominated for injection retained by the Company as compensation for fuel use. These fees are reflected as revenue when received. Any excess fuel collected is carried as inventory at weighted average cost until sold.
Professional service fees consist of consulting services and are recognized as the services are performed.
Property and Equipment
Property and equipment are recorded at cost. The costs of major renewals and betterments are capitalized; repair and maintenance costs are expensed as incurred. The Company capitalizes interest related to the debt facility used for funding development as well as certain general and administrative costs associated with employees that are deemed to be dedicated to capitalized projects in process. When assets are sold or retired, the cost and related accumulated depreciation are removed from the appropriate accounts, and the resulting gain or loss is included in current operations. Leasehold improvements are capitalized and amortized over the lesser of their estimated useful lives or the applicable lease term.
Depreciation of property and equipment is provided over the estimated useful lives of the property as follows:

Straight Line

Storage, surface and pipeline facilities	20 to 50-year
Office equipment	5 to 7-year
Automobiles	5-year

Impairment of Long-lived Assets
The Company ensures its long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine whether a write-down is required. If this review indicates that the assets will not be recoverable, the carrying value of the Company's assets would be reduced to their estimated market value.
In September 2012, the Company determined that a natural gas storage project in Colorado was no longer a favorable investment. The Company had previously purchased gas storage rights and mineral rights with the intention of constructing a storage facility but was unable to obtain agreements for all of the rights needed to pursue the project. The project assets were written off resulting in a loss from abandoned projects of $1.3 million in 2012 on the consolidated statements of operations.
Debt Issuance Costs
Costs incurred for debt borrowings are capitalized and amortized over the life of the associated debt utilizing the effective interest rate method. When debt is retired before its scheduled maturity date, any remaining transaction-related costs associated with that debt are expensed. In connection with debt issuances in 2012, 2010, and 2009, the Company capitalized approximately $5.1 million, $5.0 million and $3.5 million in transaction-related expenses, respectively. Total amortization for the years ended December 31, 2012, 2011 and 2010 was approximately $1.6 million, $1.1 million and $0.9 million, of which approximately $1.1 million, $0.6 million and $0.4 million were capitalized during the period of construction, respectively.
Income Taxes
The Company's taxable income (loss) is reported on the respective income tax returns of its members. With respect to a franchise or income tax imposed by a state or local municipality, these taxes are accounted for under the asset and liability method.
The amount of Texas margin tax for the years ended December 31, 2012 and 2011 was approximately $3,500 and $1,000, respectively. No Texas margin tax was due for the year ended December 31, 2010, and no Louisiana franchise tax was due for any of these years.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2012 (unaudited), 2011 and 2010 (report not required)

Derivative Instruments and Hedging Activities
The Company records its derivative instruments on the balance sheet as an asset or liability measured at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. If a derivative qualifies for hedge accounting, changes in the fair value can be offset against the change in the fair value of the hedged item through earnings or recognized in other comprehensive income until such time as the hedged item is recognized in earnings.
Derivative instruments not designated as hedges are marked-to-market with all market value adjustments recorded in the consolidated statement of operations. As of December 31, 2012, the Company has not elected hedge accounting for any of its derivative instruments. Fair value changes for these derivative instruments have been recorded in the consolidated statement of operations.
Fair Value of Financial Instruments
The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, long-term debt and derivative instruments. Management considers the carrying values of cash and cash equivalents, trade receivables and trade payables to be representative of their respective fair values because of their short-term maturities or expected settlement dates. The carrying value of outstanding amounts under the revolving credit facility and term debt approximate fair value due to the floating interest rate. Derivative instruments are recorded at fair value in the accompanying statements of financial position.
The authoritative guidance related to fair value defines a hierarchy of inputs to valuation techniques based upon whether those inputs reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The following summarizes the fair value hierarchy:
Level 1    Inputs utilize quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs utilize data points other than quoted prices included in Level 1, that are observable such as quoted prices, interest rates and yield curves.

Level 3	Inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.
The Company performed an analysis on its derivative instruments and recorded a net asset related to its derivative instruments of approximately $1.6 million as of December 31, 2012, and $0.3 million as of December 31, 2011, within Level 2 of the fair value hierarchy. Refer to Note 10 for more information on these instruments.
The Company does not have any other assets or liabilities classified within Level 3 of the fair value hierarchy. The carrying amounts reflected in the statements of financial position for other current assets and accrued expenses approximate fair value due to their short-term maturities.
Asset Retirement Obligations and Environmental Liabilities
FASB guidance establishes accounting requirements for retirement obligations associated with tangible long-lived assets including (i) the timing of the liability recognition, (ii) initial measurement of the liability, (iii) allocation of asset retirement cost to expense, (iv) subsequent measurement of the liability and (v) financial statement disclosures. FASB guidance also requires that the cost for asset retirement should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company assets have contractual or regulatory obligations to perform remediation when the assets are abandoned. These assets, with regular maintenance, will continue to be in service for many years to come. It is not possible to predict when demands for our services will cease and we do not believe that such demand will cease for the foreseeable future. Accordingly, the Company believes the date when these assets will be abandoned is indeterminate. With no reasonably determinable abandonment date, the Company cannot reasonably estimate the fair value of the associated asset retirement obligation. The Company will record an asset retirement obligation in the period in which sufficient information becomes available for us to reasonably determine the settlement date.

The Company's policy is to accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2012 (unaudited), 2011 and 2010 (report not required)

obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
The Company has not identified any environmental remediation obligations as of December 31, 2012.
Pad Gas Lease
The Company has a lease agreement with Credit Suisse executed on June 12, 2009 for the lease of 3.6 bcf of natural gas to use as pad gas for the storage facility at Monroe. The lease agreement expires on January 1, 2015. The Company is required to begin returning the natural gas to Credit Suisse upon expiration of the lease and to have all 3.6 bcf of the leased gas returned by the end of February 2015.
Approximately 2.5 bcf of pad gas was determined to be unrecoverable from the Monroe reservoir. A liability in the amount of $5.7 million was accrued as a short term liability on the consolidated statements of financial position as of December 31, 2011, of which 0.05 bcf, valued at $0.2 million, remained as of December 31, 2012.
The Company executed an agreement with Credit Suisse on April 20, 2012 requiring that on or before May 1, 2012, this approximate amount will be placed into an escrow fund for the repurchase of leased base gas. This agreement waived default, and the pad gas lease is in good standing.
Share-Based Payments
The Company recognizes compensation expense for all stock-based compensation based on the fair value of the awards granted, net of estimated forfeitures, at the date of grant. The Company maintained one class of membership interests that were granted to employees of the Company. Category B membership interests, totaling 6.65% of the total membership interests, were granted to employees in various dates in 2008, 2009, and 2010. Category B membership interests vest over an average service period of four years. Prior to Category B membership interests receiving profit allocations or equity distributions, certain future triggering events must occur. No compensation expense has been recorded as the category B membership interest have an initial threshold value of $0.
Capitalization of Interest
Interest on borrowed funds is capitalized on projects during construction based on the approximate average interest rate of the Company's debt. The Company capitalized $3.5 million, $3.1 million and $3.4 million during the years ended December 31, 2012, 2011 and 2010, respectively.

4.	Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 2012 and 2011, is as follows:

(in thousands of dollars)	2012	2011
	(unaudited)
Operating plant	$346,610	$336,235
Construction in progress	321,641	186,205
Base gas	11,346	11,346
Land	3,315	3,015
Office equipment	1,079	935
Automobiles	423	422
	684,414	538,158
Accumulated depreciation	(26,885)	(15,832)
	$657,529	$522,326

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $11.1 million, $7.8 million and $3.9 million, respectively.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2012 (unaudited), 2011 and 2010 (report not required)

5.	Commitments and Contingencies
Leases
The Company has noncancelable operating leases for office space and office equipment. Rental payments for the years ended December 31, 2012, 2011 and 2010 were $0.5 million, $0.5 million and $0.4 million, respectively.
Future minimum noncancelable lease payments by year as of December 31, 2012, are as follows:

(in thousands of dollars)

2013		$452
2014		401
2015		195
2016		—
2017		—
Thereafter		—
	Total commitments	$1,048

Litigation
The Company may be subject to claims and litigation arising in the normal course of its business. The Company is not aware of any claims or proceedings and believes that any potential claims proceedings arising in the normal course of its business will not have a material, adverse effect on its financial position, results of operations or cash flows.

6.	Intangible Assets

In connection with the Monroe acquisition in 2011 (Note 2), the Company acquired certain intangible assets. A summary of intangible assets as of December 31, 2012 and 2011 is as follows:

	Estimated	2012	2011
(in thousands of dollars)	Lives	(unaudited)
Pad Gas Lease	4 years	$3,388	$3,388
Ad Valorem Tax Contract	8 years	4,729	4,729
Gas Storage Contracts	1 to 2 years	4,351	4,351
FERC Permit	50 years	500	500
		12,968	12,968
Accumulated amortization		(6,619)	(3,332)
		$6,349	$9,636

Amortization expense for intangible assets was $3.2 million and $3.3 million for the periods ended December 31, 2012 and 2011, respectively. The estimated future aggregate amortization expense of intangible assets as of December 31, 2012 is set forth below:

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2012 (unaudited), 2011 and 2010 (report not required)

(in thousands of dollars)

2013	$1,812
2014	1,579
2015	634
2016	634
2017	634
Thereafter	1,056
$6,349

7.	Goodwill

In 2012, macro-economic factors including low gas prices and low gas price volatility have reduced the amount of active gas storage development projects. This trend has had a significant impact on the valuation metrics used in determining the long-term estimated value of the Company's wholly owned subsidiary Cardinal Gas Consulting LLC (“IGC”). The negative outlook for sales growth resulted in lower sales revenues, thereby reducing expected future cash flows. These specific negative factors, combined with (i) lower enterprise values resulting from lower multiples of revenues and EBITDA comparables, and (ii) the lack of relevant third party transactions due to depressed macro-economic conditions, resulted in goodwill impairment of $0.6 million in 2012.
The changes in goodwill for the years ended December 31, 2011 and 2012 were as follows:

(in thousands of dollars)	Gross		Net
	Goodwill	Impairments	Goodwill

December 31, 2011	$896	$—	$896
Acquisition-related adjustments	(316)	—	(316)
Impairments	—	(580)	(580)
December 31, 2012	$580	$(580)	$—

During 2012, goodwill related to the acquisition of Monroe was decreased by approximately $0.3 million for additional consideration and finalization of net adjustments made to the initial fair values of the assets acquired and liabilities assumed in 2011.

8.	Concentrations

Concentration of Credit Risk
As of December 31, 2012, the Company had cash deposits with financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes that any credit risk associated with excess deposits in these financial institutions is minimal.
The Company's principal customers for natural gas storage are natural gas pipeline and natural gas marketing companies. These concentrations of customers may affect the Company's overall credit risk in that certain customers may be similarly affected by changes in economic, regulatory, or other factors. Where exposed to credit risk, the Company analyzes the counterparties' financial condition prior to entering into an agreement, obtains additional financial assurance where possible through guarantees and letters of credit, establishes credit limits, and monitors the appropriateness of those limits on an ongoing basis.
Gas Storage Inventory
At December 31, 2012 and 2011, the value of gas storage inventory held for others was approximately $45.1 million and $55.3 million, respectively. There were no gas loan transactions. This balance represents the volume of stored natural gas valued at December 31, 2012 and 2011, respectively, utilizing the closing prices of various

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2012 (unaudited), 2011 and 2010 (report not required)

published delivery points. Because the Company does not take title to the gas, the Company's gas storage inventory and loan transactions are not recorded in the consolidated statement of financial position.
Significant Customers
Significant customers are those that individually account for more than 10% of the Company's consolidated revenues or accounts receivables. For the year ended December 31, 2012, four customers accounted for approximately 24%, 16%, 15% and 12% of the Company's total revenues. At December 31, 2012, two customers accounted for approximately 39% and 19% of the Company's accounts receivable. For the year ended December 31, 2011, six customers accounted for approximately 16%, 16%, 14%, 13%, 11% and 10% of the Company's total revenues. At December 31, 2011, three customers accounted for approximately 25%, 23%, and 15% of the Company's accounts receivable. For the year ended December 31, 2010, two customers accounted for approximately 32% and 24% of the Company's total revenues.

9.	Long Term Debt

A summary of long term debt at December 31, 2012 and 2011 is as follows:

(in thousands of dollars)	2012	2011
	(unaudited)
Construction loan - Arcadia	$80,771	$92,500
Base gas revolver - Arcadia	18,639	18,639
Construction loan - Perryville	62,700	7,400
Base gas revolver - Perryville	5,375	5,375
Construction loan - Cadeville	47,395	—
	214,880	123,914
Less: Current portion	(4,801)	(1,850)
	$210,079	$122,064

On June 30, 2008, Arcadia entered into a $118 million multibank nonrecourse construction and term loan agreement comprised of a $92.5 million construction loan and $25.5 million base gas revolver (“Arcadia facility”). The Arcadia facility matures in 2016. The base gas loan is interest only. The construction loan converted to a five-year term note upon substantial completion of the construction in September 2011. Arcadia began making principal payments on the term loan in 2012. The credit facilities are collateralized with a perfected first priority security interest in the Arcadia assets.
Prior to conversion, the interest rate on the Arcadia construction loan was based on LIBOR, plus 3.25%, set on the date of each advance, for the first six months of the year. Upon conversion to a term loan at substantial completion in September 2011, the interest rate was based on LIBOR, plus 3.00%, set on the date of each advance. The interest rate as of December 31, 2012 was approximately 3.21%.
The interest rate on the base gas revolver fluctuates based on LIBOR, plus 3.25%, set on the date of each advance. The interest rate as of December 31, 2012 was approximately 3.46%.
Each member initially posted a $26.0 million letter of credit supporting the Arcadia facility. During 2011 and 2012, the estimated equity required to complete construction was less than the posted letters of credit which under the terms of the loan agreement allowed each member to reduce the letter of credit. The final equity infusion was made in June 2011. At December 31, 2012, there were no letters of credit required to support the Arcadia facility.
In June 2008, Arcadia entered into an interest rate swap effectively fixing LIBOR at 3.79% for $75 million notional of the Arcadia facility. The swap began settling in $25 million increments in 2009 and 2010, with the remaining $25 million notional settled at December 31, 2011. In December 2010, Arcadia entered into a second interest rate swap fixing LIBOR at 1.46% for $35 million notional, accreting by $25 million at December 31, 2011, and scheduled to settle at $60 million notional at December 31, 2013. The interest rate swaps are classified in value of derivative instruments on the consolidated statement of financial position.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2012 (unaudited), 2011 and 2010 (report not required)

On May 12, 2010, Perryville entered into a $125 million multibank construction and term loan agreement comprised of a $105 million construction loan and $20 million base gas revolver (“Perryville facility”). The Perryville facility matures in 2018. The base gas loan is interest only. Prior to conversion, the construction loan is interest only, but upon substantial completion of the construction, the construction loan will convert to a five-year term note. The credit facilities are collateralized with a perfected first security interest in the Perryville assets.
In May 2010, Perryville entered into interest rate caps effectively capping LIBOR to 4.0% through 2014 and 6.0% thereafter through 2015. The notional amount changes on a stated monthly basis starting in October 2011 and expires in December 2015. The maximum notional amount is $125 million.
On April 19, 2012, Cadeville entered into a construction and term loan agreement for an aggregate principal amount up to $115 million (“Cadeville facility”). The loan is interest only until substantial completion. The interest on the loan is LIBOR, plus 2.75%. Upon substantial completion of construction, the facility will convert into a senior secured first lien term facility that matures five years from the conversion date. Principal payments are required to be made quarterly beginning one year after substantial completion.
On April 19, 2012, Cadeville entered into an interest rate cap agreement effectively capping LIBOR at 2.00% for 100% of the projected outstanding notional under the construction facility. The notional amount changes on a stated monthly basis starting in April 2012 and expires in April 2016. The maximum notional amount is $115 million.
Maturities of long term debt are as follows as of December 31, 2012:

(in thousands of dollars)

2013	$4,801
2014	8,104
2015	8,104
2016	92,714
2017	4,404
Thereafter	96,753
$214,880

10.	Derivative Instruments

The Company enters into derivative contracts such as cash flow swaps and call options in an effort to reduce commodity price risk and interest rate fluctuations. Cash flow swaps exchange a variable price for a fixed price, while a call option places a limit on the commodity price of a future purchase or the interest rate applied to debt.
The components of gain (loss) on derivative instruments for the years ended December 31, 2012, 2011, and 2010 are as follows:

(in thousands of dollars)	2012	2011	2010
	(unaudited)		(Report not required)
Interest rate	$(245)	$(864)	$(45)
Natural gas	(4,490)	(3,518)	(7,962)
Loss on derivative instruments	$(4,735)	$(4,382)	$(8,007)

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2012 (unaudited), 2011 and 2010 (report not required)

Transaction Type	Settlement Date	Pricing Terms	Quantity	2012	2011
				(unaudited)
Natural gas call option	1,250,000 mmbtu on April 8, 2012, and 1,250,000 mmbtu on May 8, 2013	Fixed price of $5.00/MMBTU settled against Henry Hub Natural Gas Index	2,500,000 MMBTU	$14	$—

Natural gas call option	Natural gas call option	Fixed price of $4.50/MMBTU settled against Henry Hub Natural Gas Index	2,500,000 MMBTU	1	—

Natural gas call option	Natural gas call option	Fixed price of $4.00/MMBTU settled against Henry Hub Natural Gas Index	4,000,000 MMBTU	257	—

Current assets fair value of derivatives				272	—
Natural gas call option	1,250,000 mmbtu on April 8, 2012, and 1,250,000 mmbtu on May 8, 2013	Fixed price of $5.00/MMBTU settled against Henry Hub Natural Gas Index	2,500,000 MMBTU	—	273

Natural gas call option	1,000,000 mmbtu on March 10, 2014; 1,000,000 mmbtu on April 8, 2014; 1,000,000 mmbtu on May 8, 2014	Fixed price of $5.00/MMBTU settled against Henry Hub Natural Gas Index	3,000,000 MMBTU	—	756

Natural gas call option	2,345,498 on January 31, 2015; 1,286,242 on February 15, 2015	Fixed price of $4.50/MMBTU settled against Henry Hub Natural Gas Index	3,631.740 MMBTU	1,976

Natural gas call option	2,000,000 on January 31, 2013	Fixed price of $5.00/MMBTU settled Natural Gas - NYMEX	2,000,000 MMBTU	—	—

Interest rate call option	$22 million on December 31, 2011; $110 million at 2012; $123 million at 2013; $100 million at 2014; and $22 million at 2015	Cap rate of 4.00% settled monthly through 2014, and Cap rate of 6.00% for 2015	$125 million	—	173

Interest rate cap	25% increments each year for four years beginning one year after conversion to term loan	Fixed rate of 2.00% settled against LIBOR, quarterly LIBOR resets	$115 million	67	—

Non-current assets fair value of derivatives				2,043	1,202

Interest rate swap	$60 million on December 31, 2013	Fixed rate of 1.46% settled against LIBOR, quarterly LIBOR resets	$60 million	(685)	—

Current liabilities fair value of derivatives				(685)	—

Interest rate swap	$60 million on December 31, 2013	Fixed rate of 1.46% settled against LIBOR, quarterly LIBOR resets	$60 million	—	(905)

Interest rate cap	$125 million on December 31, 2015	Cap rate of 4.00% settled monthly through 2014, and Cap rate of 6.00% for 2015	$125 million	(18)	—

Long term liabilities fair value of derivatives				(18)	(905)

Net fair value of derivatives				$1,612	$297
Arcadia entered into an interest rate swap in September 2008 scheduled to settle in December 2011. The swap fixed LIBOR to 3.79% with a notional amount of $75 million. The swap began settling in $25 million increments each year, with a final settlement at December 31, 2011. The change in value of the swap is reflected in the derivative instruments on the consolidated statements of operation.
Arcadia entered into a natural gas swap in April 2009 scheduled to settle in September 2011. The swap fixed the natural gas price against Henry Hub at $6.55 per mmbtu for a total notional quantity of 2,700,000 mmbtu. Arcadia purchased base gas in June 2011, terminating the swap with a payment of $5.0 million. The change in value of the swap is reflected in the derivative instruments on the consolidated statements of operations, and

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2012 (unaudited), 2011 and 2010 (report not required)

the value as of December 31, 2011 is reflected in long term liabilities on the consolidated statements of financial position.
In July 2011, Perryville sold call options entered into in May 2010 with a strike price of $6.00 and a notional quantity of 4,000,000 mmbtu and purchased call options with a strike price of $5.00 and a notional quantity of 2,500,000 mmbtu. Perryville made a cash payment of $0.6 million for this transaction. These swaps will settle in April and May 2013. The change in value of the call options is reflected on the consolidated statements of operation, the cash paid for the repurchase is reflected on the consolidated statements of cash flows, and the value of the derivative as of December 31, 2012 is reflected in short term assets on the consolidated statements of financial position.
In January 2012, the Company sold natural gas call options for a gain of $0.06 million. These call options had a strike price of $5.00 per mmbtu, a notional quantity of 3,000,000 mmtbu and were scheduled to settle in three equal increments of 1,000,000 mmbtu in March 2014, April 2014, and May 2014. The Company received a cash payment of $0.8 million resulting from this sale which is reflected in the consolidated statements of cash flows. The change in value of the call options is reflected on the consolidated statements of operations.
On April 19, 2012, Cadeville entered into natural gas call options, settled monthly at the Columbia Gulf Mainline, with a strike price of $4.00 per mmbtu and a notional quantity of 4,000,000 mmbtu. The call options settle in three equal installments of 1,333,333 mmbtu in March, April, and May 2013. The cash paid for the purchase is reflected on the consolidated statements of cash flows, the change in value is reflected in derivative instruments on the consolidated statements of operations, and the value of the derivative as of December 31, 2012 is reflected in short term assets on the consolidated statements of financial position.
On June 1, 2012, Monroe entered into natural gas call options, settled monthly against Henry Hub, with a strike price of $4.50 per mmbtu and a notional quantity of 3,631,740 mmbtu. These call options settle in two increments of 2,345,498 mmbtu and 1,286,242 mmbtu on January 31, 2013 and February 28, 2013, respectively. The cash paid for the purchase is reflected on the consolidated statements of cash flows, the change in value is reflected in derivative instruments on the consolidated statements of operations, and the value of the derivative as of December 31, 2012 is reflected in short term assets on the consolidated statements of financial position.
On July 5, 2012, Monroe entered into natural gas call options, settled against Henry Hub, with a strike price of $4.50 per mmbtu and a notional quantity of 2,500,000 mmbtu. These call options settle in two increments of 1,250,000 mmbtu on January 31, 2013 and February 28, 2013. The cash paid for the purchase is reflected on the consolidated statements of cash flows, the change in value is reflected in derivative instruments on the consolidated statements of operations, and the value of the derivative as of December 31, 2012 is reflected in short term assets on the consolidated statements of financial position.
On July 5, 2012, Monroe entered into natural gas call options, settled against the NYMEX Natural Gas Index, with a strike price of $5.00 per mmbtu and a notional quantity of 2,000,000 mmbtu. These call options settle on January 31, 2013. The cash paid for the purchase is reflected on the consolidated statements of cash flows, the change in value is reflected in derivative instruments on the consolidated statements of operations, and the value of the derivative as of December 31, 2012 is reflected in short term assets on the consolidated statements of financial position.

11.	Member and Related Party Transactions

The Company maintained one class of membership interests that was granted to employees of the Company. Category B membership interests totaling 6.65% of the total membership interests were granted to employees in various dates in 2008, 2009 and 2010. Category B membership interests vest over an average service period of four years. Category B membership participation to receive profit allocations or equity distribution is restricted by certain future triggering events.
MRMC provides payroll processing, IT services, and other general administrative support services to the Company under a Master Services Agreement that expires on April 30, 2016. The Company may terminate the agreement upon 30 days' notice and MRMC may terminate the agreement only if specific events occur during the term of the agreement. The service fee for both years ending December 31, 2012 and 2011 was $0.2 million.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2012 (unaudited), 2011 and 2010 (report not required)

The Company also pays to MRMC a direct cost fee equal to the actual amount incurred that directly benefits the Company. The most significant ongoing portion of the fee is for salary, wages, taxes, and benefits paid by MRMC to the employees of the Company.
The Company paid $10.3 million and $8.8 million to MRMC under the Master Services Agreement for the years ending December 31, 2012 and 2011, respectively.
The Company entered into a Shared Water Well Services Agreement with Martin Underground Storage, Inc. (“MUS”) effective May 1, 2008, this expires on April 30, 2016. The agreement permits the Company to utilize the fresh water wells owned by MUS to meet the Company's reasonable operation needs. Costs are shared proportionally on water usage.

12.	Subsequent Events

In January 2013, the Company purchased the remaining 0.05 bcf of pad gas for $0.2 million. This purchase completed the replacement of the 2.5 bcf of unrecoverable base gas leased from Credit Suisse. As a result of this transaction, the remaining funds were released from escrow. The pad gas lease remains in good standing.